SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934


For the periods ended January 22, 2004 and February 9, 2004


                VERB EXCHANGE, INC.                            000-30683
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  (Translation of Registrant's name into English)             SEC File No.

                                       N/A
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                                  (Former name)

                Suite 908, 1055 Dunsmuir Street, P. O. Box 49266,
                          Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

              Form 20-F     X                  Form 40-F
                         -------                          --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                  Yes                             No     X
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


Verb Exchange Expands Agency Program With New Master Agency in the US South West

Verb Exchange, a leader in presence communications, announced on January 22, 2004, that Jon Fullenkamp, a senior executive with experience in the start-up, growth and management of several successful global businesses, has purchased the Master Agency rights for the states of Arizona, Utah, New Mexico, and Nevada.

In this capacity, Mr. Fullenkamp will maintain responsibility for the deployment and growth of agencies and the support of all sales related activities in these four states. He will also join the Master Agency Council and work closely with Verb Exchange on strategic issues related to the Agency Program.

With over 25 years of business experience, most recently as President of Tagmaster, Incorporated, Mr. Fullenkamp established a global distribution network for long-range communication devices. His experience also includes serving as Chief Executive Officer for CFN, a telecommunications based transaction network linking over 3000 locations and 500 independent business operators together. Within the first seven years of leading this company, he had established it as a multi-billion dollar organization.

Launched in late 2002, Verb Exchange's Agency Program is rapidly expanding across North America. In addition to the states mentioned above, open markets include California, Colorado, Florida, New Jersey, New Hampshire, Maine, Vermont, Connecticut, Rhode Island, Atlantic Canada, Ontario and Western Canada, with additional markets opening shortly.


NFB Awards Web accessibility certification to Verb Exchange

Verb Exchange announced on February 9, 2004, that the National Federation of the Blind (NFB) has granted their NVA (non-visual accessibility) certification to the Universally Accessible web site recently developed by Verb Exchange in support of their voice activated communications services sold under the trade name taglineTM.

The site reflects a commitment by Verb Exchange to provide easy access and control of all common forms of communication for all people. The NFB certification guarantees that the site is accessible to all of the technologies that the blind use to access the web. By creating a "universally accessible" interface for Tagline, Verb Exchange has enabled the 11.5 million blind and low vision North Americans to have access to the powerful suite of services that have been proven in the mainstream market.

Audio and web accessible control of features such as contact management, caller ID, fax capabilities and e-mail, give both sighted and visually impaired users the ability to simplify and have greater control over their personal communications via a simple toll free number.




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



On January 30, 2004, Verb representatives attended the opening of the $19.5 Million Jernigan Institute, the NFB research and training center. The facility has 4 primary initiatives including the goals to "improve non-visual access to and use of information through innovative technologies and Braille education" and to "research, develop and support the commercialization of technologies for meeting the needs of the blind..." Details can be found at www.nfb.org/. Our research has proven that there is a considerable market within the blind and low vision community for the empowerment and access to information that taglineTM brings. In developing our services to meet the needs of this group, we have been able to make taglineTM more accessible to everyone.

The award of the NFB certification is a significant milestone in our strategic development of this market and the provision of enhanced, universal accessibility to communication tools. We recruited accessibility expert and 20-year industry veteran Alan Holst to guide the development of customer support and product interface and to offer marketing know how to realize this potential. Alan is an inspirational entrepreneur who is blind, and therefore his understanding of every element of the market is a tremendous asset to our team.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VERB EXCHANGE, INC.


Date:  February 12, 2004                    By:   /s/  David Ebert
                                                --------------------------------
                                                DAVID EBERT,
                                                Senior Vice President,
                                                Corporate Affairs













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